

Mail Stop 3720

February 16, 2006

Via U.S. Mail and Fax (203-295-2102)

Ms Susan Riley
Chief Financial Officer
TrueYou.Com, Inc.
Building No. 501, Fifth Floor
7 Corporate Park
Norwalk, CT 06851

> **Re:** **TrueYou.Com, Inc.**
> **Item 4.01 and 4.02 Form 8-K**
> **Filed on February 14, 2006**
> **File No. 0-51158**

Dear Ms Riley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K to include the required letter from your former auditor as required by Item 304 of Regulation S-K.

2. In addition, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your

disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

3. Also provide a brief description of the facts underlying your conclusion to the extent known that previously issued financial statements should no longer be relied upon as a result of the error in accounting for accrued expenses as required by Item 4.02(a)(2) of Form 8-K.

4. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms Susan Riley
TrueYou.Com, Inc.
February 16, 2006
Page 3

You may contact Al Rodriguez staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,
/s/ Terry French
Terry French
Accountant Branch Chief